DRAGON BRIGHT MINTAI BOTANICAL TECHNOLOGY (CAYMAN) LIMITED
Room B, 19/F, Hillier Commercial Building
89-91 Wing Lok Street
Sheung Wan, Hong Kong

September 30, 2011

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. John Stickel and Ms. Tonya Aldave

Re:	Dragon Bright Mintai Botanical Technology (Cayman) Limited
Registration Statement on Form F-1
File No. 333-176868

Dear Mr. Stickel and Ms. Aldave:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Dragon Bright Mintai Botanical Technology (Cayman) Limited, the “Company”, hereby requests acceleration of effectiveness of its Form F-1 (File No. 333-176868) at 4:00 p.m. (EDT), on Friday, September 30, 2011.

In connection with this request for acceleration, the Company acknowledges that:

•
Should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•
The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the registration statement; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Sakowitz at (212) 294 2639 or Simon Luk at +852 2292 2222 with any questions you may have concerning this request.  In addition, please contact Mr. Sakowitz when this request for acceleration has been granted.

Very truly yours,

Dragon Bright Mintai Botanical Technology (Cayman) Limited

By:	/s/ Anita Lai Lai Ho
Name:	Anita Lai Lai Ho
Title:	Chief Executive Officer

cc:            David Sakowitz and Simon Luk, Winston & Strawn LLP